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03002858

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Cm 2/4

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OMB Number:	3235-0123
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SEC FILE NUMBER
~~8-42057~~ 8-17873

SEC MAIL RECEIVED JAN 30 2003 WASH. D.C. PROCESSING SECTION 065

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2001 (MM/DD/YY) AND ENDING November 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ENGELMAN SECURITIES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Place 440 South LaSalle Street Suite 1211
(No. and Street)

Chicago, (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Shapiro (847) 679-4552
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 S. Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

2/26

OATH OR AFFIRMATION

I, James E. Carney, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Engelman Securities, Inc. as of November 30, 2002, are true and correct. I further Affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Vice President

Title

Notary Public

OFFICIAL SEAL
JACQUELINE LUCENTE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/28/06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Engelman Securities, Inc.

As of November 30, 2002
with Report of Independent Auditors

0212-0373870Con

Engelman Securities, Inc.

Statement of Financial Condition

As of November 30, 2002

Contents

Report of Independent Auditors

Board of Directors and Shareholders
Engelman Securities, Inc.

We have audited the accompanying statement of financial condition of Engelman Securities, Inc. as of November 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Engelman Securities, Inc. at November 30, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Chicago, Illinois
January 8, 2003

Engelman Securities, Inc.

Statement of Financial Condition

November 30, 2002

Assets	
Cash and cash equivalents	$1,053,983
Commissions receivable	824,757
Securities owned	214,200
Deposit with clearing broker	107,063
Cash surrender value of officers' life insurance	389,841
Refundable income taxes	40,203
Exchange memberships (Market value $125,000)	24,600
Loan to officer	30,214
Deferred income taxes receivable	60,000
Fixed assets, net of accumulated depreciation and amortization of $267,103	525
Total assets	$2,745,386
Liabilities and shareholders' equity	
Liabilities:	
Securities sold, not yet purchased	$ 12,880
Payable to clearing broker	686,760
Accounts payable and accrued expenses	844,450
Deferred compensation currently payable	123,200
Income taxes payable	9,441
	1,676,731
Liabilities subordinated to claims of general creditors	61,000
Shareholders equity:	
Common stock, par value $5 per share; 1,000,000 shares authorized; 4,088 shares issued and outstanding	20,440
Retained earnings	987,215
Total shareholders' equity	1,007,655
Total liabilities and shareholders' equity	$2,745,386

See accompanying notes.

Engelman Securities, Inc.

Notes to Statement of Financial Condition

November 30, 2002

1. Organization and Nature of Business

Engelman Securities, Inc. (Engelman or the Company) is a registered broker-dealer and member of the Chicago Stock Exchange (the CHX) and the Cincinnati Stock Exchange (CSE). In this capacity, the Company executes principal and agency transactions with other broker-dealers, clearing members of the National Stock Clearing Corporation, and certain institutional customers. The clearing and depository functions are performed by another broker-dealer located in the United States.

On December 17, 2002, the shareholders of the Company sold all of their stock to an entity that was a subsidiary of a publicly traded broker-dealer holding company. Upon consummation of the transaction, the Company was merged into a newly formed entity and continued operations as a wholly owned subsidiary of such other broker-dealer holding company.

2. Summary of Significant Accounting Policies

Cash equivalents include cash in money market accounts with a bank.

Proprietary security transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, all of which are equities carried at market value based on quoted market values.

Depreciation is computed under an accelerated method over the estimated useful lives of the assets. Amortization of leasehold improvements is generally over the lesser of the life of the lease or the useful life of the improvements.

Exchange memberships owned are carried at cost or a lesser amount where the Company has provided for any permanent impairment. At November 30, 2002, the reserve for permanent impairment for exchange memberships was $47,500.

The Company uses the liability method to provide for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, under which deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

2. Summary of Significant Accounting Policies (continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Commitments

The Company has a discretionary, profit-sharing plan covering substantially all employees. The Company's policy has been to fund contributions currently. During the year, the Company authorized no contribution to the plan. As a result of the transaction described in Note 1, the Company is in the process of terminating the plan.

The Company is leasing its office space on a month-to-month basis, with an annual rent of $23,643.

The Company has a deferred compensation plan covering certain stockholder employees. The plan generally provides that, upon termination, disability, or death, the employees are to receive their deferred compensation (see Note 4). As a result of the transaction described in Note 1, the Company and one stockholder employee agreed that $123,934 of such compensation be paid in December 2002.

4. Liabilities Subordinated to Claims of General Creditors

Certain stockholder employees covered by the deferred compensation plan have subordinated to the claims of general creditors certain of their rights under this plan in the amount of $61,000. These subordinated notes are due March 31, 2003, and do not bear interest. During the year, a cash subordination note from a shareholder in the amount of $171,608 was converted into 822 shares of common stock of the Company. Interest on the cash subordinated note was 9% per annum. The payment of any amounts covered by subordinated borrowings is not permitted if, after payment, the Company would be unable to meet minimum net capital requirements.

5. Capital Requirements

As a registered broker-dealer and member of the CHX and CSE, Engelman is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that net capital, as defined, shall be at least the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. Net capital and aggregate indebtedness may change on a daily basis, but at November 30, 2002, the Company had net capital and net capital requirements of $601,834 and $100,000, respectively. The ratio of aggregate indebtedness to net capital was approximately 2.8 to 1. Withdrawals of capital, including payments on subordinated borrowings, are subject to more restrictive requirements than minimum net capital requirements.

6. Capital Stock

At November 30, 2002, the Company had entered into an agreement with its shareholders to purchase all shares of common stock owned or held as custodian by such shareholders upon the termination of employment or death of such shareholders. The purchase price, subject to certain limitations, is adjusted book value, as defined. The purchase of stock by the Company would not be permitted if, after the purchase, the Company would be unable to meet the minimum net capital requirements. This agreement was canceled immediately prior to the shareholders selling their stock as described in Notes 1 and 10.

7. Off-Balance-Sheet Risk and Concentration of Credit

In the normal course of business, the Company executes and enters into securities transactions with other members of national securities exchanges and certain institutional customers. All securities transactions of the Company are cleared on an introduced basis through a clearing broker. All commissions receivable are due from various registered broker-dealers. Commissions receivable from one customer approximated 11% of the total at November 30, 2002. The cash surrender value of officers' life insurance is on policies with three major insurance companies, the largest one of which accounts for $205,608.

As an introducing broker for its business with institutional customers, the Company is contingently liable to the carrying broker in the event of nonperformance by such customers.

In the normal course of its business, the Company enters into long and short security positions. The risk of potential loss due to changes in the market may exceed the amounts recorded for such short transactions. The Company borrows securities to make delivery on short positions from a Chicago Stock Exchange, Inc. member firm.

7. Off-Balance-Sheet Risk and Concentration of Credit (continued)

The Company's policy is to continuously monitor its exposure to market and counterparty credit risk through the use of a variety of control procedures.

8. Income Taxes

Deferred income taxes receivable, aggregating $60,000, arise primarily due to the Company's deferred compensation agreements, a reserve for accounts doubtful of collection, a reserve for permanent impairment of exchange memberships, cash surrender value of officers' life insurance in excess of the tax basis of such policies, and other assets and liabilities which would not be taxable or deductible until recognized in the future. In management's opinion, all deferred tax assets are fully realizable as of November 30, 2002.

9. Related Party Transactions

The Company has a loan to an officer as of November 30, 2002. The loan is evidenced by a note that bears interest at 5% and is payable in monthly payments.

The payable to clearing broker is due to a subsidiary of the broker-dealer holding company that acquired all of the outstanding stock of the Company in December 2002.

10. Subsequent Events

On December 17, 2002, the Company was merged into a subsidiary of a publicly traded broker-dealer holding company concurrent with the sale all of the Company's stock to such entity. As a result of such sale, in addition to normal operating activities in December 2002, the Company subsequently surrendered all of its officers' life insurance policies and disposed of all securities owned and sold, not yet purchased.